Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES CHANGES TO ITS
BOARD OF DIRECTORS

Vancouver, B.C. – November 10, 2011 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today announced the following changes to its Board of Directors:

•	After 14 years of dedicated service, Mr. Bill Fleckenstein will be retiring from Pan American’s Board of Directors effective December 31, 2011.

•
Mr. Christopher Noel Dunn will be appointed to the Board of Directors to replace Mr. Fleckenstein, effective December 31, 2011.  Mr. Dunn has over 25 years’ experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns.  He is currently Managing Director of Liberty Metals & Mining, part of Liberty Mutual Group Asset Management Inc., which is focused on private equity type investments in natural resources.

Commenting on these changes, Pan American’s founder and Chairman of the Board, Ross Beaty, said, “Bill joined our Board of Directors when our Company was in its infancy.  We are very grateful for the continuous dedication, support and advice he has given us throughout the past fourteen years.  We will miss his sharp analysis and comprehensive understanding of commodities and international capital markets.  There is no doubt that his experience and guidance was instrumental in helping to grow Pan American into a leading senior silver producer.”

Geoff Burns, President & CEO added, “I am thankful and fortunate to have had the opportunity to work with Bill, and to appreciate his unwavering commitment to ensuring Pan American’s decisions were always in the best interest of our shareholders.  We all wish him the best in his future endeavours.  At the same time, I would like to extend a warm welcome to Noel Dunn who will be joining our Board.  I have no doubt that over time Noel’s contributions to Pan American will be just as valuable.”

About Pan American

Pan American Silver’s mission is to be the world’s largest and low cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com